Exhibit 99.2

Daqo New Energy’s Subsidiary Xinjiang Daqo Provides Preliminary Estimates of Net Profit for Full Year 2021

Shanghai, China—January 24, 2022 — Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, announced that its subsidiary Xinjiang Daqo New Energy (“Xinjiang Daqo”) had provided estimates of its net profit in 2021 to the Shanghai Stock Exchange.

Xinjiang Daqo estimates that under PRC GAAP, its net profit attributable to Xinjiang Daqo’s shareholders in 2021 would be in the range of RMB5.6~5.8 billion, representing a 437%~456% increase as compared to net profit attributable to Xinjiang Daqo’s shareholders of RMB1.04 billion in 2020.

Daqo New Energy currently beneficially owns 80.7% of the equity interest in Xinjiang Daqo, and a majority of the Company's revenue and net income are contributed by Xinjiang Daqo. The estimated net profit described in this press release was prepared solely for Xinjiang Daqo in RMB in accordance with PRC GAAP and is subject to change upon completion of Xinjiang Daqo's internal financial closing and reporting processes, which are different from those for the Company's consolidated financial results in U.S. dollars under U.S. GAAP for the year ended December 31, 2021.

The estimated profit described in this press release is based solely on the information currently available to Xinjiang Daqo’s management. Its actual results could vary materially from these preliminary estimates. As a result, investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided. The estimated net profit should not be viewed as a substitute for full financial statements of Xinjiang Daqo prepared in accordance with PRC GAAP. In addition, the estimated net profit is not necessarily indicative of the results to be achieved by Xinjiang Daqo in any future period.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. Among other things, the financial estimate for the full year of 2021 contains forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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